Exhibit 99.2

Digital Event – New Time for Third Quarter 2023 Shipments and Revenues

Stellantis N.V. has announced that its Third Quarter 2023 Shipments and Revenues will be released at a new time on Tuesday, October 31, 2023.

Stellantis management will host a live audio webcast and conference call on that day at 2:00 p.m. CET / 9:00 a.m. EDT to review the Third Quarter 2023 Shipments and Revenues and answer questions. The audio webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at the link below.

It is highly recommended that participants join the event via the live audio webcast link below. Sell-side analysts interested in raising a question during the event should access the event via the conference call dial-in information below.

Recommended Method for All Participants to Join the Event

Live Audio Webcast Link (it is preferable to use Google Chrome):
https://channel.royalcast.com/landingpage/stellantis-en/20231031_1

Alternative Method to Join the Event and Method for Sell-side Analysts to Raise a Question During the Event

Conference Call Dial-in:

China:	4001 200558
France:	+33 (0) 1 7037 7166
Germany:	+49 (0) 30 3001 90612
Italy:	+39 06 83360400
Netherlands:	+31 (0) 20 708 5073
UK:	+44 (0) 33 0551 0200
USA:	+1 786 697 3501
Password:	Stellantis

Please plan to join at least 10 minutes prior to the start of the event to ensure proper connection.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 3:00 a.m. EDT on Tuesday, October 31, 2023, at the following link:

https://www.stellantis.com/en/investors/events-and-presentations